UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CONSTELLATION ACQUISITION CORP I

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G2R18K105

(CUSIP Number)

Jarett Goldman

200 Park Avenue, 32nd Floor

New York, NY 10166

(646) 585-8975

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2R18K105	SCHEDULE 13D	Page 1 of 4

1	NAME OF REPORTING PERSONS Constellation Sponsor LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,100,417(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,100,417(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,100,417(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.7%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents (i) 7,600,000 Class A Ordinary Shares (“Class A Shares”) and (ii) 5,500,417 Class A Shares acquirable in respect of (a) 33,750 Class B Ordinary Shares (“Class B Shares”), which will automatically convert into Class A Shares of the Issuer at a ratio of no less than one-to-one on the first business day following the consummation of the Issuer’s initial business combination, or earlier at the option of the holder thereof and (b) 5,466,667 private placement warrants (“Private Placement Warrants”) to purchase Class A Shares on a one-to-one basis.

(2)	Calculated based on a total of 15,468,101 Class A Shares consisting of (i) 9,967,684 Class A Shares outstanding as of January 30, 2024 and (ii) 5,500,417 Class A Shares acquirable in respect of (a) 33,750 Class B Shares and (b) 5,466,667 Private Placement Warrants held by the Reporting Person.

CUSIP No. G2R18K105	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSON Antarctica Endurance Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,100,417(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,100,417(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,100,417(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 84.7%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Represents (i) 7,600,000 Class A Shares and (ii) 5,500,417 Class A Shares acquirable in respect of (a) 33,750 Class B Shares, which will automatically convert into Class A Shares of the Issuer at a ratio of no less than one-to-one on the first business day following the consummation of the Issuer’s initial business combination, or earlier at the option of the holder thereof and (b) 5,466,667 Private Placement Warrants to purchase Class A Shares on a one-to-one basis.

(2)

Calculated based on a total of 15,468,101 Class A Shares consisting of (i) 9,967,684 Class A Shares outstanding as of January 30, 2024 and (ii) 5,500,417 Class A Shares acquirable in respect of (a) 33,750 Class B Shares and (b) 5,466,667 Private Placement Warrants held by the Reporting Person.

CUSIP No. G2R18K105	SCHEDULE 13D	Page 3 of 4

SCHEDULE 13D/A

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) is being filed on behalf of Constellation Sponsor LP, a Delaware limited partnership (the “Sponsor”), and Antarctica Endurance Manager, LLC, a Delaware limited liability company (the “Reporting Person,” and together with the Sponsor, the “Reporting Persons”), for the sole purpose of updating the ownership of the Reporting Person’s securities and percentages reported in the Schedule 13D filed by the Reporting Persons with the SEC on February 9, 2023 (the “Schedule 13D”). This Schedule 13D/A reflects the Class B Conversion (as defined below) by Constellation Acquisition Corp I (the “Issuer”).

This Schedule 13D/A is being filed to report amendments to the Schedule 13D as specifically set forth herein and only those items that are amended or supplemented are reported herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Founder Shares

On January 30, 2024, the Sponsor elected to convert on a one-for-one basis the 7,600,000 Class B Shares, into an aggregate of 7,600,000 Class A Shares (the “Class B Conversion”). The 7,600,000 Class A Shares are subject to the same registration rights and restrictions as the Class B Shares before the Class B Conversion.

Item 5. Interest in Securities of the Issuer

Item 5(a) – (b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The reported securities include 7,600,000 Class A Shares, 33,750 Class B Shares and 5,466,667 Private Placement Warrants directly held by the Sponsor. As of January 30, 2024, the reported securities represented 84.7% of the Issuer’s outstanding Class A Shares. The information set forth in Items 7 through 13 of each cover page hereto is incorporated herein by reference.

The aggregate percentage of Class A Shares beneficially owned by the Reporting Persons is calculated based upon 9,967,684 Class A Shares outstanding in connection with the Issuer’s extraordinary general meeting of its shareholders (the “Shareholder Meeting”) to, among other things, approve to extend the date (the “Termination Date”) by which the Issuer has to complete a business combination from January 29, 2024 to February 29, 2024  (the “Articles Extension Date”)  and to allow the Issuer, without another shareholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis for up to eleven times by an additional one month each time after the Articles Extension Date, by resolution of the Issuer’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until January 29, 2025. Holders of Class A Shares of the Issuer elected to redeem 2,126,159 Class A Shares in connection with the Shareholder Meeting.

By virtue of the relationship among the Reporting Persons described in Item 2 of Schedule 13D, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the Class A Shares as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of any securities covered by this Statement.

CUSIP No. G2R18K105	SCHEDULE 13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 1, 2024

CONSTELLATION SPONSOR LP

By:	Antartica Endurance Manager, LLC,
its General Partner

By:	/s/ Chandra R. Patel
	Name:	Chandra R. Patel
	Title:	Manager

ANTARCTICA ENDURANCE MANAGER, LLC

By:	/s/ Chandra R. Patel
	Name:	Chandra R. Patel
	Title:	Manager